UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of April 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

I.	EDP Release: Hidrocantábrico Sells 3% Stake in REE	3

II.	EDP Release: EDP’s Annual General Shareholders Meeting	4

Lisbon, April 01st 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	HIDROCANTÁBRICO SELLS 3% STAKE IN REE

Following the publication of Royal Decree Law 5/2005 from March, 11, which limits the participation of electricity companies in the share capital of Red Eléctrica de España, S.A. (“REE”) to a maximum of 1%, Hidroeléctrica del Cantábrico, S.A. (“Hidrocantábrico”), a subsidiary of EDP, sold for a value of €76 million, its total shareholding of 4,058,100 shares in REE, representing approximately 3% of the share capital.

The capital gain, to Hidrocantábrico, from this transaction amounts to approximately €33 million.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello

Phone	+351 210012834
Fax:	+351 210012899

Email: ir@edp.pt

EDP – Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3.656.537.715 Matricula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

3

Lisbon, March 31st 2005

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP’s ANNUAL GENERAL SHAREHOLDERS MEETING

In accordance with article 244 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. makes the following legal notice:

At the Annual General Shareholders Meeting held this morning, with 52.66% of the share capital represented, the shareholders decided on the following:

(1) the items 1 and 2 of the agenda, regarding the 2004 individual and consolidated accounts, were approved by a majority of 99.75% and 99.85% of the issued votes, respectively;

(2) the item 3 on the agenda, concerning the allocation of 2004 net profit, amounting to €440,152,407.14, was approved by a majority of 99.99% of the issued votes, as follows:

(i) Legal Reserve: €22,007,620.36;

(ii) Retained Earnings: €80,144,786.78;

(iii) Dividends: €338,000,000.00, or €0.09243 per share (this dividend corresponds to a payout ratio of 77%).

(3) the item 4 on the agenda, approved by a majority of 99.99% of the issued votes, respected to a vote of confidence to the Board of Directors and to each of its members as well as to the Sole Supervisor.

(4) the items 5 and 6 on the agenda, regarding the authorization to the Board of Directors to purchase and sell treasury stock and own bonds, for a period of 18 months, were approved by a majority of 99.99% of the issued votes.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3.656.537.715 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

4

In relation to the purchase and sale of treasury stock certain limits were defined regarding the number of shares affected (up to 10% of the share capital for the purchase), the purchase price (maximum and minimum limits respectively of 115% and 85% of the weighted average rate of the final daily price of the last 10 sessions of Euronext Lisbon) and the sale price (not lower than 90% of the weighted average rate of the final daily price of the last 10 sessions of Euronext Lisbon, except in respect of stock option plans) and the types of purchase and sale (in the market or off-market in accordance with the shareholders’ equal treatment principle).

Finally, and considering Regulation (CE) no. 2273/2003 of the Commission, of December 22, 2003, certain indications were given regarding good practices in relation to the purchase and sale of treasury stock, such as keeping a record of each operation, performing operations in terms (time, form and volume) that do not disturb the normal operations of the market, limiting the purchase to 25% of the daily average trade volume or to 50% of such volume after communication to the relevant authority and public disclosure and abstaining from selling treasury stock during the eventual execution of a share buy back included under such Regulation.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 4, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer